UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): October 14, 2021

The Good Earth Organics, Inc.
(Exact name of registrant as specified in its charter)

Delaware	81-2344117
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

30088 Redwood Hwy
Cave Junction, Oregon, 97523
(Full mailing address of principal executive offices)

(541) 592-4855
(Issuer’s telephone number, including area code)

Common Stock, par value $0.0001 per share
Series A Preferred Stock, par value $0.0001 per share
(Title of each class of securities issued pursuant to Regulation A)

Item 4. Changes in Issuer’s Certifying Accountant.

(a) Dismissal of Independent Accounting Firm

On October 14, 2021, the board of directors (the “Board”) of The Good Earth Organics, Inc. (the “Company”) approved and ratified the appointment of Harshwal & Company, LLP (“Harshwal”) as the Company’s independent accounting firm for the fiscal year ending December 31, 2021. In connection with its selection of Harshwal, the Board approved the dismissal of its former independent accounting firm, Fruci & Associates II, PLLC (“Fruci”).

Fruci's audit reports on the Company’s financial statements for the fiscal years ended December 31, 2020 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to any uncertainty, audit scope or accounting principle, except that such reports for the years ended December 31, 2020 contained an explanatory paragraph with respect to the uncertainty about the Company’s ability to continue as a going concern.

During the fiscal years ended December 31, 2020 and through the subsequent date of dismissal, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Fruci on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Fruci's satisfaction, would have caused Fruci to make reference to the matter in their report. During the fiscal year ended December 31, 2020 and through the subsequent date of dismissal there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided Fruci with a copy of this Current Report on Form 1-U and requested that it provide the Company with a letter addressed to the SEC indicating whether or not Fruci agrees with the disclosures contained herein and, if not, the respects in which it is not in agreement. A copy of Fruci’s letter, dated October 14, is filed as Exhibit 9.1 to this Current Report on Form 1-U.

(b) Appointment of Independent Accounting Firm

On October 14, 2021 the Board approved and ratified the appointment of Harshwal as the Company’s new independent accounting firm. Neither the Company nor anyone acting on its behalf has consulted with Harshwal regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Harshwal concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE GOOD EARTH ORGANICS, INC.

Date: October 20, 2021	/s/ Anthony Luciano
Anthony Luciano Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit No.	Description
9.1	Letter from Fruci & Associates II, PLLC, November 2, 2020